Exhibit 23.1
The Board of Directors
Fidelity National Information Services, Inc.:
We consent to the use of our reports dated February 27, 2009, with respect to the consolidated balance sheets of Fidelity National Information Services, Inc. and subsidiaries as of December 31, 2008 and 2007, and the related consolidated statements of earnings, stockholders’ equity, cash flows, and comprehensive earnings, for each of the years in the three-year period ended December 31, 2008 and the effectiveness of internal control over financial reporting as of December 31, 2008, incorporated herein by reference.
As discussed in Notes 1 and 4 to the consolidated financial statements, the Company completed a spin-off of its Lender Processing Services segment on July 2, 2008.
February 27, 2009
Jacksonville, Florida
Certified Public Accountants